Exhibit 23.1

Consent of KPMG LLP

Consent of Independent Registered Public Accounting Firm

The Board of Directors
World Acceptance Corporation:

We consent to the use of our reports dated June 14, 2006, with respect to the consolidated balance sheets of World Acceptance Corporation and subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2006, and the effectiveness of internal control over financial reporting as of March 31, 2006, incorporated by reference herein.

/s/ KPMG LLP

Greenville, South Carolina
June 29, 2006